                      November 15, 2004

VIA FEDERAL EXPRESS AND EDGAR

    Re:
    Foundation Coal Holdings, Inc.
    Amendment No. 2 to Form S-1
    filed on October 22, 2004
    File No. 333-118427

Perry Hindin
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Dear Mr. Hindin:

        On behalf of Foundation Coal Holdings, Inc. (the "Company"), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the "Staff") dated October 29, 2004 (the "comment letter") relating to Amendment No. 2 to the above-referenced Registration Statement on Form S-1 filed on October 22, 2004 (the "Registration Statement"). We have also revised the Registration Statement in response to the Staff's comments and are filing concurrently with this letter Amendment No. 3 to the Registration Statement ("Amendment No. 3"), which reflects these revisions and updates certain other information.

        For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Page references in the text of this letter correspond to the pages of Amendment No. 3.

General

1.
We note your response to prior comments 1 and 5. You also omit quantitative information from the new "dividend policy" disclosure. As you prepare your response and create an updated internal timetable, factor in a reasonable amount of time for the staff's review. We may have further comments upon reviewing the additional disclosure and new information you intend to provide.

  We note the Staff's comment. We have also included the price range and offering size and related disclosure in Amendment No. 3 for the Staff's review. Finally, Amendment No. 3 has been updated to reflect the Company's third quarter financial results.

  Bear Stearns has informed the Company that they will not engage in an electronic offer, sale or distribution of the shares.

  Lehman Brothers' electronic distribution procedures, conducted through iTicket, have been reviewed and approved by Staff member Kristina Wyatt (formerly Schillinger) on behalf of the Staff. Kristina Wyatt has indicated that Lehman Brothers is now on the "approved" list and should no longer draw detailed comments about its electronic procedures. Comments or questions from the Staff regarding Lehman's electronic distribution procedures may be responded to by referring individual examiners to Kristina Wyatt in the chief counsel's office of the Division Of Corporation Finance ((202) 942-1941) and indicating that Lehman will be following the same procedures that have been cleared by Ms. Wyatt in connection with the Stolt Offshore offering.

  CSFB has advised the Company that one or more members of the underwriting syndicate may engage in an electronic offer, sale or distribution of the shares and may make a prospectus in electronic format available on the web sites that they maintain or may distribute prospectuses electronically. At the time the representatives send out invitations to participate in the offering to potential syndicate members, the underwriters that have been invited must accept the invitation on the basis that they will not engage in any electronic offer, sale or distribution of shares, or that if they do engage in such activities, that they will do so only on the basis that the procedures that these underwriters use for electronic offers, sales or distributions have been previously reviewed by the Staff and the Staff raised no objections. Other than with respect to electronic roadshows conducted in compliance with SEC no-action letters, the Company has not, and the underwriters have not, made any arrangements with a third party to host or access the preliminary prospectus on the Internet.

Dividend Policy, page 32

2.
You indicate that you expect to declare regular cash dividends following the offering, although you have not yet determined the amount of the dividends. Disclose the criteria that the board intends to consider in determining whether to declare a dividend. Also tell us on a supplemental basis the estimated initial dividend rate, or provide us with a range if the rate is not yet known. We may have further comment.

        The Company has revised its disclosure on page 33 of the Registration Statement to include the criteria that the board intends to consider in determining whether to declare a dividend.

        We have amended our credit agreement to permit the payment of certain dividends. We have revised the disclosure on pages 33 and 70 of the Registration Statement to indicate that the Company currently estimates that the initial quarterly dividend rate will be between $0.04 and $0.05 per share.

Financial Statements of RAG

  Note 2—Summary of Significant Accounting Policies

    Property, Plant, Equipment, Mine Development Costs… page F-10

3.
Please remove the reference to coal reserves in the title of this subpart of Note 2. Refer to comment 56 in our letter dated September 17, 2004.

  The Company has revised the applicable disclosure on page F-10.

4.
We have reviewed your response to prior comment number 9 in our letter dated October 15, 2004, along with prior comment number 55 in our letter dated September 17, 2004, and continue to be unclear as to your accounting policies with regard to coal assets. We note your disclosure: "Costs of developing new mines or significantly expanding the capacity of existing mines are capitalized and principally amortized over the estimated useful lives of the mines using the straight-line method." With regard to this policy, tell us the specific nature of the expenditures involved. Also tell us why you believe that. amortization on a straight-line basis is more appropriate than the units-of-production basis. At your option, you may wish to arrange a telephone conference with us to discuss your response to this comment, at which time we will determine whether a written response continues to be necessary.

  The Company and its independent accountants, Ernst & Young LLP, discussed this comment with Ms. Sandra Eisen of the accounting Staff on November 3, 2004, and confirmed that there is no material difference to the Company's financial statements between the Company's use of the straight line method to amortize mine development costs and the units of production method. As agreed with Ms. Eisen, the Company has revised its disclosure in the "Property, Plant, Equipment and Mine Development Costs" caption of footnote 2 on page F-10 of the Registration Statement.

* * * * * * *

        We will endeavor to provide for adequate time after the filing of any amendment for further review before submitting a request for acceleration and to provide any acceleration request at least two business days in advance of the requested effective date.

        Please call me (212-455-3189) or Scott Fisher (212-455-2456) of my firm if you wish to discuss the Company's responses to the comment letter.

                      Very truly yours,

                      /s/ Edward P. Tolley III

                      Edward P. Tolley III